SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

Decision to Acquire Treasury Shares

1. Number of shares to be acquired		Common Shares		16,418
		Other Shares			—
2. Amount of acquisition (KRW)		Common Shares			536,047,700
		Other Shares			—
3. Expected period of acquisition		Start Date			April 29, 2014
		Close Date			April 29, 2014
4. Expected holding period		Start Date		October 30, 2014
		Close Date		October 30, 2014
5. Reason for acquisition			Acquisition of treasury shares due to the cancellation of long-term incentives provided in FY2010
6. Method of acquisition			Over the counter trading
7. Managing consignee			Woori Investment & Securities
8. Treasury Shares before the acquisition	Acquired within Profit available for dividends	Common Shares	16,234,788	Ratio (%)	6.2
		Other Shares	—	Ratio (%)	—
	Others	Common Shares	—	Ratio (%)	—
		Other Shares	—	Ratio (%)	—
9. Date of decision for acquisition					April 24, 2014
- Attendance of Outside Directors		Present			8
		Absent			0
- Attendance of Auditors (Auditors who are not Outside Directors)					Present

Additional Information to Consider in Making an Investment Decision

•	The above amount of acquisition has been prepared based on the closing price of KT stocks on April 23, 2014 – a day before the date of resolution by board of directors - and is subject to change depending on the closing price of the day before the actual acquisition date.

[Limit on the Acquisition of Treasury Shares]

Amount (unit: KRW)
1. Limit on the profit available for dividends in accordance with Commercial Code	6,289,492,209,281
2. Amount of treasury shares acquisition since the end of previous fiscal period	—
3. Profit dividends and related legal reserve according to the resolution by the annual general shareholders’ meeting held after the end of previous fiscal period	195,112,186,400
4. Quarter/Interim dividend and related legal reserve according to the resolution by the board of directors after the end of previous fiscal period	—
5. Deposit for the trust contract	—
6. Acquisition cost for the treasury share disposal after the end of previous fiscal period (moving average method applied)	52,663,835,403
Limit on the amount of treasury share acquisition (1-2-3-4-5+6)	6,147,043,858,284

•	Limit on the profit available for dividends in accordance with Commercial Code is based on financial statements of FY2013

•	For the preparation of profit available for dividends, we have considered items that are regarded accrued revenue such as revaluation profits, valuation profits for the available for sale securities.

[Treasury Shares prior to the Decision for Acquisition]

(Unit : Share)

Method of Acquisition			Types of Shares	Beginning of the	Changes			End of the
				period	Acquisition(+)	Disposal(-)	Cancellation(-)	period
Acquired within Profit available for dividends	Direct Acquisition	Acquisition through market	Common Shares	17,221,575	—	986,787	—	16,234,788
			Other Shares	—	—	—	—	—
		Over the counter trading	Common Shares	—	—	—	—	—
			Other Shares	—	—	—	—	—
		Public Offering	Common Shares	—	—	—	—	—
			Other Shares	—	—	—	—	—

		Sub-total(a)	Common Shares	17,221,575	—	986,787	—	16,234,788

			Other Shares	—	—	—	—	—

	Acquisition through Trust	Held by the Trustee	Common Shares	—	—	—	—	—
			Other Shares	—	—	—	—	—
		Possession in-kind	Common Shares	—	—	—	—	—
			Other Shares	—	—	—	—	—

		Sub-total(b)	Common Shares	—	—	—	—	—

			Other Shares	—	—	—	—	—

Others(c)			Common Shares	—	—	—	—	—
			Other Shares	—	—	—	—	—

Total (a+b+c)			Common Shares	17,221,575	—	986,787	—	16,234,788

			Other Shares	—	—	—	—	—